CUSIP No. 703248203	Page 1 of 10 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Patni Computer Systems Limited

(Name of Issuer)

Equity Shares, par value Rs. 2 per share American Depositary Shares, evidenced by American Depositary Receipts, each representing one Equity Share

(Title of Class of Securities)

703248203**

(CUSIP Number)

Mukund Srinath Senior Vice President - Legal & Corporate Secretary iGATE Corporation 6528 Kaiser Drive Fremont, CA 94555 (510) 896-3015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies of communications to: Joshua N. Korff, Esq. Michael Kim, Esp. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10012-4675 Telephone: (212) 446-4800

November 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.
**	The CUSIP applies to the American Depositary Shares. No CUSIP has been assigned to the Equity Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 703248203	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pan-Asia iGATE Solutions
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 95,339,768*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 95,339,768*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,339,768*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.0%
14	TYPE OF REPORTING PERSON (see Instructions) CO

*	Includes 20,161,867 American Depositary Shares held by Pan-Asia iGATE Solutions (“iGATE Mauritius”), representing 20,161,867 Equity Shares of Patni Computer Systems Limited, a company organized under the laws of the Republic of India (“Patni”), held by the Bank of New York Mellon as depositary, issued under a “restricted” American Depositary Receipts facility established on July 15, 2002 (the “Restricted ADSs”). In addition, iGATE Mauritius owns 75,177,901 Equity Shares of Patni directly.

CUSIP No. 703248203	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON iGATE Global Solutions Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,750,947*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,750,947*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,750,947*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON (see Instructions) CO

*	iGATE Global Solutions Limited (“iGS”) owns 14,750,947 Equity Shares of Patni directly.

CUSIP No. 703248203	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON iGATE Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 110,090,715*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 110,090,715*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,090,715*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON (see Instructions) CO

*	iGATE Mauritius and iGS are affiliates of iGATE Corporation. Includes 20,161,867 Restricted ADSs held by iGATE Mauritius, representing 20,161,867 Equity Shares of Patni, held by the Bank of New York Mellon as depositary. In addition, iGATE Mauritius owns 75,177,901 Equity Shares and iGS holds 14,750,947 Equity Shares of Patni directly.

CUSIP No. 703248203	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON iGATE Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 110,090,715*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 110,090,715*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,090,715*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON (see Instructions) CO

*	iGATE Mauritius and iGS are affiliates of iGATE Holding Corporation. Includes 20,161,867 Restricted ADSs held by iGATE Mauritius, representing 20,161,867 Equity Shares of Patni, held by the Bank of New York Mellon as depositary. In addition, iGATE Mauritius owns 75,177,901 Equity Shares and iGS holds 14,750,947 Equity Shares of Patni directly.

CUSIP No. 703248203	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON iGATE Technologies Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 95,339,768*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 95,339,768*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,339,768*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.0%
14	TYPE OF REPORTING PERSON (see Instructions) CO

*	iGATE Mauritius is an affiliate of iGATE Technologies Inc. Includes 20,161,867 Restricted ADSs held by iGATE Mauritius, representing 20,161,867 Equity Shares of Patni, held by the Bank of New York Mellon as depositary. In addition, iGATE Mauritius owns 75,177,901 Equity Shares and iGS holds 14,750,947 Equity Shares of Patni directly.

CUSIP No. 703248203	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON iGATE Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,750,947*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,750,947*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,750,947*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON (see Instructions) CO

*	iGS is an affiliate of iGATE Inc. iGS owns 14,750,947 Equity Shares of Patni directly.

CUSIP No. 703248203	Page 8 of 10 Pages

EXPLANATORY STATEMENT

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned. Such Schedule 13D is hereby amended as follows:

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 16, 2011, iGATE Corporation issued a press release, attached hereto as Exhibit 9, announcing its intention to commence a process that could lead to the delisting of its majority-owned subsidiary, Patni Computer Systems Limited.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following as exhibit:

Exhibit 9	Press release of iGATE Corporation dated November 16, 2011 (incorporated by reference to Exhibit 99.1 to iGATE’s Form 8-K filed with the Securities and Exchange Commision on November 16, 2011).

CUSIP No. 703248203	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete and correct.

iGATE CORPORATION[1]

	By:	/s/ Mukund Srinath
	Name:	Mukund Srinath
	Title:	Senior Vice President – Legal & Corporate Secretary

Date: November 22, 2011

iGATE GLOBAL SOLUTIONS LIMITED

	By:	/s/ Mukund Srinath
	Name:	Mukund Srinath
	Title:	Senior Vice President – Legal & Company Secretary

PAN-ASIA iGATE SOLUTIONS

	By:	/s/ Mukund Srinath
	Name:	Mukund Srinath
	Title:	Authorized Signatory

iGATE HOLDING CORPORATION

	By:	/s/ Mukund Srinath
	Name:	Mukund Srinath
	Title:	Secretary

[1]

This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated May 20, 2011 and included with the signature page to the Reporting Persons’ Schedule 13D filed with respect to the Issuer on May 20, 2011 as Exhibit 1 and incorporated by reference herein.

CUSIP No. 703248203	Page 10 of 10 Pages

iGATE TECHNOLOGIES INC.

By:	/s/ Mukund Srinath
Name:	Mukund Srinath
Title:	Secretary

iGATE INC.

By:	/s/ Mukund Srinath
Name:	Mukund Srinath
Title:	Secretary